SECURIT  SSION

13031849

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

IDFC Capital (USA), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Fifth Avenue, Empire State Building
(No. and Street)

New York	**NY**	**10018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum **(212) 897-1694**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

IDFC CAPITAL (USA), INC.
(A Wholly Owned Subsidiary of IDFC Securities Limited)
S.E.C. #8-68685

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 a Public Document.

IDFC Capital (USA), Inc.
(A Wholly Owned Subsidiary of IDFC Securities Limited)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Sanjay Panicker, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to IDFC Capital (USA), Inc. for the year ended March 31, 2013, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Compliance Officer

Title



Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2014

IDFC CAPITAL (USA), INC.
(A Wholly Owned Subsidiary of IDFC Securities Limited)
Index
March 31, 2013

Page(s)

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
IDFC Capital (USA), Inc.

We have audited the accompanying statement of financial condition of IDFC Capital (USA), Inc. (the "Company"), as of March 31, 2013, and the related notes, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Statement of financial condition

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of IDFC Capital (USA), Inc. as of March 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 10, 2013

IDFC Capital (USA), Inc.
(A Wholly Owned Subsidiary of IDFC Securities Limited)

Statement of Financial Condition
March 31, 2013

Assets	
Cash	$ 549,697
Due from parent	266,746
Fixed assets - net of depreciation depreciation of $12,909	66,909
Deferred tax asset	80,181
Other assets	30,235
Total assets	$ 993,768
Liabilities and Stockholder's Equity	
Liabilities:	
Compensation payable	$ 92,000
Accrued expenses and other liabilities	35,925
Income taxes payable	5,107
Total liabilities	133,032
Commitments (Note 7)	
Stockholder's equity:	
Common stock ($.01 par value; 100,000,000 shares authorized, issued and outstanding)	1,000,000
Share option reserve	31,760
Accumulated deficit	(171,024)
Total stockholder's equity	860,736
Total liabilities and stockholder's equity	$ 993,768

The accompanying notes are an integral part of this financial statement.

1. Organization

IDFC Capital (USA), Inc. (the "Company"), a wholly owned subsidiary of IDFC Securities Limited ("the Parent") was incorporated in the State of New York on August 9, 2009. The Parent is a wholly owned subsidiary of IDFC Limited ("the Ultimate Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's principal business activity is distributing research and market commentary and brokering transactions in Indian equities for U.S. institutional clients. During the year, the Company did not undertake brokering transactions.

2. Significant Accounting Policies

Basis of Presentation

The Company's statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

In preparing the statement of financial condition, management makes estimates and assumptions that may affect the reported amounts. Such estimates include assumptions used in determining the provision for income taxes. Actual results could differ from these estimates.

Fixed Assets

Fixed assets represent furniture, equipment and leasehold improvements and are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the assets estimated useful lives of 3 to 10 years.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

2. Significant Accounting Policies (continued)

Income Taxes (continued)

The Company applies a single, comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on its tax returns.

The Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations remains open. A tax benefit from an uncertain tax position will be recognized when it is considered to be more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position.

Share-Based Compensation

The Ultimate Parent grants employee stock options to certain employees of the Company under various Employee Stock Option Plans of the Ultimate Parent. The compensation expense associated with this is generally accrued when earned by the employees and are allocated to the Company by the Ultimate Parent and are recorded through the Share Option Reserve. Delivery of the underlying shares of the Ultimate Parent is conditioned on the grantees satisfying requirements outlined in the award agreements.

3. Income Taxes

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Statement of Financial Condition. As of March 31, 2013, the Company has a deferred tax asset of $80,181, recorded in the accompanying Statement of Financial Condition, and is a result of temporary differences primarily relating to amortization of start-up costs.

The Company has determined that it is more likely than not that the deferred tax asset will be realized and therefore there is no valuation allowance against the deferred tax asset.

3. Income Taxes (continued)

Based upon the Company's review of its federal, state, local income tax returns and tax filing positions, the Company determined no unrecognized tax benefits for uncertain tax positions were required to be recorded. In addition, the Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

The Company is not currently under examination by any taxing jurisdiction. The earliest tax year which is subject to examination by state and local tax authorities and the internal Revenue Service is 2010.

4. Concentration of Credit Risk

In the normal course of business, the Company's activities involve transactions with the Parent. These activities may expose the Company to risk in the event the Parent is unable to fulfill its contractual obligations.

The Company maintains substantially all of its cash balance at one major financial institution. However, the Company does not believe that these amounts are exposed to significant risk.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule15c3-1) ("the Rule") under the Securities Exchange Act of 1934. The Company has elected to use the alternative method permitted by the Rule, which requires the Company maintain minimum net capital, as defined, shall not be less than $250,000 or 2% of aggregate debit balances arising from customer transactions. At March 31, 2013, the Company had net capital of approximately $416,000 which is approximately $166,000 in excess of required minimum net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

6. Related Party Transaction

The Company entered into a service level agreement with the Parent on December 26, 2011 whereby the Company will distribute research on behalf of the Parent. The amount due from the Parent for such services amounted to $266,746 as of March 31, 2013.

The Ultimate Parent has granted Employee Stock Options to employees of the Company. The value of options granted during the year ended March 31, 2013 is $31,760 and is allocated to equity; however, it is not a part of the service level agreement.

7. Commitments and Contingencies

The Company has entered into a non-cancelable sublease for its office premises, which expires August 31, 2014. The future minimum annual base rent payments required under this operating lease are as follows:

Year Ending March 31,		Total Commitments
2014	$	49,457
2015		20,607
	$	70,064

8. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2012:

Equipment	$	44,373
Furniture		28,000
Leasehold Improvements		7,445
		79,818
Less: accumulated depreciation		(12,909)
	$	66,909

9. Fair Value of Financial Instruments

Substantially all of the Company's assets are carried at fair value or contracted amounts which approximate fair value. The Company's liabilities, such as payables, are recorded at amounts approximating fair value.

10. Subsequent Events

The Company has evaluated subsequent events up to the date on which the statement of financial condition is issued. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustment to, or disclosure in this statement of financial condition.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 10, 2013

IDFC Capital (USA), Inc.
350 Fifth Avenue
Empire State Building,
New York, NY 10018

In planning and performing our audit of the financial statements of IDFC Capital (USA), Inc. (the "Company"), as of and for the year ended March 31, 2013 (on which we issued our report dated May 10, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
IDFC Capital (USA), Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2013, which were agreed to by IDFC Capital (USA), Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2013, noting no differences with the amounts reported on Form SIPC-7.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

May 10, 2013